Part III: **Manner of Operations**

Item 14: <u>Counter-Party Selection</u>

    a. Can orders or trading interest be designated to interact or not interact with certain orders or trading interest in the NMS Stock ATS (<u>e.g.</u>, designated to execute against a specific Subscriber's orders or trading interest or prevent a Subscriber's order from executing against itself)?

<mark>Yes☐</mark> No☐

If yes, explain the counter-party selection procedures, including how counter-parties can be selected, and whether the designations affect the interaction and priority of trading interest in the ATS.

POSIT:

Virtu Principal Opt Out: Direct and Indirect Subscribers may request to have their orders not interact with Virtu principal orders. See Part III, Item 7a which lists order instructions including this instruction.

POSIT Liquidity Profile Interaction: All Direct Subscribers have the option to block either the Move Towards or Move Away segments for a single order, as described in Part III, Item 13. Direct Subscribers cannot block both the Move Towards and Move Away segments for a single order. Direct Subscribers cannot block the Neutral segment. VAL programs its algorithms to use blocking when analysis suggests it may improve execution outcomes. VAL implements the logic of the algorithms such that decisions are made on specific child orders in specific circumstances. Indirect Subscribers cannot make decisions to block based on Liquidity Profiles. Direct subscribers can send instructions designating which Liquidity Profiles to interact with on an order by order basis via a FIX tag, or set a default at the session level. These Profiles are only created for the Continuous Crossing Session and only effect counterparty interaction in the Continuous Crossing Session. See Part III, Item 7a, which lists order instructions including this instruction.

Self-Match Prevention: Direct Subscribers may provide instructions that will prevent orders from crossing if the resulting cross may result in a transaction with no change in beneficial ownership, as described in Part III, Item 7a. Subscribers can request Self-Match Prevention through their salesperson, who enter a ticket to make the request. Thereafter, an entry is made in a configuration file which takes effect in most cases on the next business day, but could take effect either the same day or greater than the next business day, depending upon the time of day the request is submitted. Further, Subscribers are able to block interaction against certain Virtu MPIDs. See Part II, Item 3a for further detail.

Other Order Attributes: Direct Subscribers can place other attributes on orders that could limit an order's ability to interact with certain contra side interest. These additional attributes include:

Minimum Execution Quantity, Do Not Execute In A Locked Market, and Add Only. See Part III, Item 7a for more detail.

Alert:

Participant Type Blocking: Electronic Participants can request to block interaction against Human Participants via a FIX tag, on an individual order basis. Human Participants can request to block interaction against Electronic Participants. This blocking instruction is supported at the session level.

Participant and Symbol Specific Blocking: Alert Sales and Coverage personnel can block certain participants in whole or at a symbol level. Alert Sales and Coverage personnel apply participant blocks in whole, or at a symbol level, on an intraday basis if a participant is having a technical issue. For example, if an Alert participant was duping messages repeatedly then the Alert Sales and Coverage personnel could introduce a temporary block until the issue was resolved. Alert Sales and Coverage personnel can lift this block once the participant verifies the technical issue has been resolved. **Additionally, Human Participants can request to block individual symbols. The Human Participant can make this request through their Alert Sales and Coverage person. Following receipt of a request, the sales person will enter a ticket to make the request. Thereafter, an entry is made in a configuration file which will take effect in most cases on the next business day, but could take effect either the same day or greater than the next business day, depending upon the time of day the request is submitted.** Symbol level blocks are also applied on an automated basis between an Electronic Participant and a Human Participant, as well as between two Electronic Participants. If within a two-minute span, for a given symbol, three consecutive invitations to Firm Up between the two participants result in no trades, a one minute block will be applied between the two participants in the given symbol. After the one-minute blocking period, the block between the two participants will automatically be lifted in the given symbol. The three-minute time span begins at the time of when the first invitation is sent. Symbol level blocks do not carry over into the next trading day. Please see Part III, Item 9(a) for more detail on the POSIT Alert Conditional Order process.

Self-Match Prevention: Subscribers may provide instructions that will prevent orders from crossing if the resulting cross may result in a transaction with no change in beneficial ownership.